The Bank of New York Mellon Trust Company, N.A.

919 Congress Avenue

Austin, Texas 78701

November 30, 2015

BY EDGAR SUBMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549
Attn: Karl Hiller

Re:                             Mesa Royalty Trust
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed on March 31, 2015

File No. 1-07884

Dear Mr. Hiller:

The Bank of New York Trust Company, N.A. (the “Trustee”), as Trustee of the Mesa Royalty Trust (the “Trust”), is submitting this letter in response to the comments received from the Commission’s staff (the “Staff”) by letter dated November 13, 2015, in connection with the Trust’s Form 10-K for the fiscal year ended December 31, 2014 (“2014 Form 10-K”).  We have numbered and reproduced below the full text of the Staff’s comments in bold, each of which is followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2014

Management’s Discussion and Analysis, page 24

Summary of Royalty Income, Production, Prices and Costs (Unaudited), page 30

1.                                      We note that your disclosures of reserves, production and average sales prices on pages 9 and 30 include figures for liquids which reflect combining of two separate product types, oil and condensate and natural gas liquids.  We regard natural gas liquids (NGLs) as a separate product type, subject to the reference in Item 1202(a)(4) of Regulation S-K.  Unless you are able to show that your NGLs are not material, these should be presented as separate quantities in disclosures made pursuant to Items 1202(a)(2) and 1204 of Regulation S-K.  Please submit any supporting analysis or revise accordingly.

RESPONSE:   In its 2014 Form 10-K, the Trust combined figures related to condensate with figures related to natural gas liquids because the amount of condensate as a percentage of total liquid reserves is insignificant. Condensate represented only approximately 2.5% of the Trust’s total liquid reserves as of December 31, 2014, with natural gas liquids representing the remaining approximately 97.5% of the Trust’s total liquid reserves. Accordingly, the presentation of reserves in the 2014 Form 10-K provides materially accurate disclosure of the Trust’s natural gas liquid reserves. Additionally, Exhibit 99.1 to the 2014 Form 10-K provides separate disclosure of condensate and natural gas liquids, respectively.

Financial Statements

Supplemental Reserve Information (Unaudited), page 37

Estimated Quantities of Proved and Proved Development Reserves (Unaudited), page 39

2.                                      Please revise the disclosure of your oil, condensate and natural gas liquids reserves, and the changes therein, to present quantities of natural gas liquids separately from quantities of oil and condensate to comply with FASB ASC 932-235-50-4.

RESPONSE:  FASB ASC 932-235-50-4 requires disclosure of net quantities of an entity’s interest in proved oil and gas reserves by the following product types:

a.              Crude oil, including condensate and natural gas liquids (If significant, the reserve quantity information shall be disclosed separately for natural gas liquids).

b.              Natural gas

c.               Synthetic oil

d.              Synthetic gas

e.               Other nonrenewable natural resources that are intended to be upgraded into synthetic oil and gas.

For the year ended December 31, 2014, condensate represented only approximately 2.5% of the Trust’s total liquid reserves, so presentation of condensate in the same column as natural gas liquids does not materially affect disclosure of the Trust’s natural gas liquid reserves. Given the insignificance of condensate as a percentage of the Trust’s total liquid reserves, the Trustee believes revisions to the disclosure in the 2014 10-K would not provide investors meaningful information from what is currently disclosed. Accordingly, the Trustee respectfully requests the Staff accept its presentation of oil and gas reserves as currently presented in the Trust’s 2014 Form 10-K. The Trustee undertakes to provide separate disclosure with respect to condensate and natural gas liquids in its future periodic reports.

In connection with the foregoing response to your comments, the Trustee acknowledges that:

•                  the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,

/s/Mike Ulrich
Mike Ulrich

cc:                                Stephanie Conklin Beauvais, Andrews Kurth LLP

Christopher Bednar, KPMG